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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(MARK ONE)

☒   Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the fiscal year ended December 31, 2007

OR

☐  Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
      for the Transition Period from ___________ to _____________

Commission file number 1-09100

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GOTTSCHALKS Inc. Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Gottschalks Inc.
7 River Park Place East
Fresno, CA 93720
(559) 434-4800

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GOTTSCHALKS Inc.
Retirement Savings Plan

Date: June 27, 2008

By /s/ J. Gregory Ambro
J. Gregory Ambro
Chief Operating Officer

GOTTSCHALKS Inc.
Retirement Savings Plan
Financial Statements and Supplemental Schedules
Years Ended December 31, 2007 and 2006

GOTTSCHALKS INC.
RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedules
Years Ended December 31, 2007 and 2006

Schedules other than those listed above have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment Committee and
Participants of the
GOTTSCHALKS Inc. Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the GOTTSCHALKS Inc. Retirement Savings Plan (the "Plan") as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2007 and Schedule of Reportable Transactions for the year ended December 31, 2007 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

San Francisco, California
June 25, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Plan Administrator of the
GOTTSCHALKS Inc.
Retirement Savings Plan

We have audited the financial statements of the GOTTSCHALKS Inc. Retirement Savings Plan (the Plan) as of December 31, 2006, and for the year then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

By /s/ Mohler, Nixon & Williams
        MOHLER, NIXON & WILLIAMS
       Accountancy Corporation

Campbell, California
June 26, 2007

GOTTSCHALKS INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2007	2006

Assets:
Investments, at fair value	$ 43,953,808	$ 53,136,452
Participant loans	1,595,283	1,688,587

Assets held for investment purposes	45,549,091	54,825,039

Employer's contribution receivable	302,225	299,123

Total assets	45,851,316	55,124,162

Liabilities:
Administrative fees payable	52,228	-

Net assets available for benefits at fair value	45,799,088	55,124,162

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	33,950	87,112

Net assets available for benefits	$ 45,833,038	$ 55,211,274

See notes to financial statements.

GOTTSCHALKS INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,
	2007	2006

Changes in net assets attributed to:
Investment income (loss):
Dividends and interest	$ 2,502,250	$ 1,631,842
Net realized and unrealized appreciation (depreciation) in fair value of investments	(9,595,748)	6,800,989
Total investment income (loss)	(7,093,498)	8,432,831

Contributions:
Participants'	3,481,944	3,538,918
Employer's	1,111,802	1,125,549
Rollovers and other	95,725	7,079
Total contributions	4,689,471	4,671,546

Benefits paid to participants and beneficiaries	(6,725,882)	(6,311,064)
Administrative expenses	(248,327)	(226,644)
Total benefits paid & administrative expenses	(6,974,209)	(6,537,708)

Net (decrease) increase in net assets	(9,378,236)	6,566,669

Net assets available for benefits:
Beginning of year	55,211,274	48,644,605

End of year	$ 45,833,038	$ 55,211,274

See notes to financial statements.

GOTTSCHALKS INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006

Note 1 — DESCRIPTION OF THE PLAN

General - The following description of the GOTTSCHALKS Inc. Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan that was established in 1986 by Gottschalks Inc. (the Company) to provide benefits to eligible employees as defined in the Plan document. The Plan covers all full-time employees of the Company who have a minimum of one year of service with not less than 1,000 hours of service, are age 21 or older and not otherwise covered by a collective bargaining agreement, a non-resident alien with no source of U.S. income, an independent contractor, or a leased employee. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code, as amended and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective January 1, 2007, the Company allows any participant with three or more years of service the option to diversify their company match out of the Gottschalks Inc. Common Stock Fund and into other funds. For those participants under the age of 55, this diversification will be phased in over a three-year period, during which participants can diversify up to a total of 33% of their Company Match Stock the first year, 66% by the second year, and 100% by the third year.

Effective for plan years beginning after July 1, 2007, the Plan was amended to redefine the definition of compensation. Compensation now includes 415 Compensation paid after severance of employment, defined as regular pay, overtime pay, commissions, bonuses, or other similar payments, and payment for unused vacation, sick, and other leave, if these payments would have been paid to the participant prior to severance from employment.

Administration - The Company has appointed an Investment Committee (the Committee) to manage the operation and administration of the Plan. A third-party administrator, appointed by the Committee, processes and maintains the records of participant data. The Company has contracted with The Charles Schwab Trust Company (Charles Schwab) to act as the custodian and trustee. All reasonable administrative costs and expenses may be paid from plan assets, unless some or all are paid by the Company. Administrative expenses recorded in the Plan during the year ended December 31, 2007 and 2006 totaled $248,327 and $226,644, respectively, and prior to September 1, 2007 represent loan set up and recordkeeping fees, directly charged to the participants' accounts. Effective September 1, 2007, the recordkeeping agreement was amended so that administrative fees charged to the Plan also included distribution fees, an annual base fee for Company stock, participant fees, model portfolio services fees and trustee fees. These fees are directly charged to the participants' account.

GOTTSCHALKS INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006

Participant contributions - Each year, participants may elect to have the Company contribute up to 100% of their eligible pre-tax compensation not to exceed the amount allowable under current income tax regulations, which amounted to $15,500 in 2007 and $15,000 in 2006. Participants age 50 or older may also elect to make an additional pre-tax "catch-up" contribution to the Plan, not to exceed the amount allowable under current income tax regulations, which was $5,000 for 2007 and 2006. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation.

Contributions withheld are invested in accordance with the participant's direction and are allocated to funds in whole percentage increments.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

Employer contributions - The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors. Effective September 16, 2005, employer contributions to the Plan are invested for the participant pro rata in the same funds as the participant holds their salary deferral contributions. An employee must be employed on the last day of the calendar quarter and have made a contribution to the Plan during the quarter to receive matching contributions. During 2007 and 2006, the Company made discretionary matching contributions on a quarterly basis of up to 3% of a participants' quarterly eligible compensation. Any unvested amounts forfeited are used to reduce employer contributions.

Vesting - Participants are immediately vested in their contributions, plus actual earnings thereon. Vesting in the employer's discretionary matching contribution portion of their accounts is based on years of continuous service as follows:

Years of Service	Vesting Percentage
Less than 2	0%
2	34%
3	67%
4 or more	100%

GOTTSCHALKS INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006

Participant accounts - Each participant's account is credited with the participant's contributions, the Company's matching contributions, if any, an allocation of Plan earnings or losses and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant vested account. Participants may direct the investment of their account balances into various investment options offered by the Plan. The Plan currently offers 17 mutual funds, a money market fund, a common collective trust, and Company common stock.

Loans to participants - The Plan allows participants to borrow not less than $500 and up to the lesser of $50,000 or 50% of their vested account balance. Participants may only have one loan outstanding at any time. The loans are secured by the participant's vested balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period may be longer. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 2007 carry interest rates ranging from 5.00% to 9.92%, with payments due through September 2021.

Payment of benefits - Upon termination, the participants or beneficiaries will receive their total benefits in a lump sum amount in cash, or for any portion of the account that is invested in employer stock only, in cash or employer stock, equal to the value of the participant's vested interest in their account. Unless otherwise elected, the Plan allows for automatic lump sum distribution of participant vested account balances that do not exceed $1,000. Additionally, under certain circumstances of financial hardship, the participant is allowed to withdraw funds from the Plan.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Certain reclassifications have been made to the December 31, 2006 financial statements to conform with the current year presentation.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), which was effective for financial statements for annual periods ending after December 15, 2006, investment contracts held by a defined-contribution plan are required to be reported at fair value. This applies even when the contracts

GOTTSCHALKS INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006

are not held directly by the Plan but are underlying assets in common collective trust (CCT) investments held by the plan. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a CCT. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the investment in the CCT from fair value to contract value relating to the investment contracts. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and management assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash and cash equivalents - All highly liquid investments purchased with an original maturity of three months or less (generally money market funds) are considered to be cash equivalents. These investments are usually held for a short period of time, pending long-term investment.

Investments - Investments of the Plan are held by Charles Schwab, and invested based solely upon instructions received from participants for participant directed funds. Participants can direct their employee contributions among any of the investment options. No assurance of actual fund performance can be given. Effective September 16, 2005, employer contributions to the Plan are invested for the participant pro rata in the same funds as the participant holds their salary deferral contributions. Prior to this, employer contributions to the Plan were nonparticipant-directed and invested in the Gottschalks Inc. Common Stock Fund.

The Plan holds investments in the Gartmore Morley Stable Value Fund, which is a CCT principally invested in a diversified portfolio of guaranteed investment contracts, that is fully benefit-responsive. For purposes of the Statements of Net Assets Available for Benefits, this CCT is stated at fair value. As provided in the FSP, an investment contract is generally required to be valued at fair value, rather than contract value, to the extent it is fully benefit-responsive. The fair value of such investment contracts held by the CCT is determined using the market price of the underlying securities and the value of the investment contract.

The Plan's investments in strategic portfolio funds, mutual funds and common stock are valued at fair value as of the last day of the Plan year, as measured by quoted market prices or as reported by Charles Schwab. Participant loans are valued at cost, which approximates fair value. Purchases and sale of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

GOTTSCHALKS INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006

Net Appreciation (Depreciation) in Fair Value of Investments - Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

Risks and uncertainties - The fair value of the Plan's investment in the Gottschalks Inc. Common Stock Fund amounted to $4,103,910 and $17,464,842 as of December 31, 2007 and 2006, respectively. Such investments represented 9.0% and 31.6% of the Plan's total net assets available for benefits as of December 31, 2007 and 2006, respectively. For risks and uncertainties regarding Gottschalks Inc., participants should refer to the February 2, 2008, Form 10-K and the May 5, 2007, August 4, 2007, November 3, 2007 and May 3, 2008 Forms 10-Q of Gottschalks Inc. filed with the Securities and Exchange Commission.

The Plan provides participants with investment options in various funds that hold investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risk in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

The Plan's investment options include funds that invest in securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.

Forfeited accounts - Forfeited nonvested accounts at December 31, 2007 and 2006 totaled approximately $4,600 and $2,000, respectively, and will be used to reduce future employer contributions. Forfeitures utilized to reduce the employer's contribution for the years ended December 31, 2007 and 2006 amounted to approximately $28,000 and $20,000, respectively.

GOTTSCHALKS INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006

Effect of Newly Issued but not yet Effective Accounting Pronouncements - In September 2006, the FASB issued Statement No. 157, Fair Value Measurement. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal year beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157. This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 157 and its impact, if any, in the financial statements has not been determined.

Note 3 — PARTIES-IN-INTEREST TRANSACTIONS

Certain Plan investments are managed by Charles Schwab, the trustee of the Plan. Any purchases and sales of these funds are performed in the open market at fair market value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

Prior to September 16, 2005, employer contributions were invested in common stock of the Company. In addition, as allowed by the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company. Aggregate investment in Company common stock at December 31, 2007 and 2006 was as follows:

Date	Number of shares	Fair value	Cost

2007	1,214,066	$ 4,079,262	$ 6,097,264
2006	1,517,826	$ 17,437,420	$ 7,273,693

The Gottschalks Inc. Common Stock Fund invests primarily in the Company's common stock. The remainder of the fund is invested in the Schwab Retirement Money Fund to allow for timely handling of exchanges, withdrawals and distributions. Investments in the Retirement Money Fund were $24,648 and $27,422 at December 31, 2007 and 2006, respectively.

GOTTSCHALKS INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006

Note 4 — INVESTMENTS

The following table presents the fair values of investments and investment funds that include 5% or more of the Plan's net assets at December 31:

	2007	2006

Schwab S&P 500 Index Fund	$ 6,572,957	$ 5,210,581
Gottschalks Inc. Common Stock Fund	4,103,910*	17,464,842*
JPMorgan Core Bond Fund	4,803,694	4,363,499
Columbia Marsico Growth Fund	2,781,693	-
Capital World Growth & Income Fund	4,067,695	3,316,210
Davis New York Venture Fund Class A **	2,957,311	-
Dodge & Cox Stock Fund **	2,817,754	-
Masters Select International Fund **	2,294,969	-
Gartmore Morley Stable Value	4,314,167	4,520,922
Other funds individually less than 5% of net assets	10,834,941	19,948,985

Assets held for investment purposes	$ 45,549,091	$ 54,825,039

* Includes shares of nonparticipant-directed Gottschalks Inc. Common Stock Fund with a fair value of $3,200,133 and $14,369,355 at December 31, 2007 and 2006, respectively.

** Investment funds did not exceed 5% of net assets at December 31, 2006.

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended December 31:

	2007	2006

Strategy Portfolio Funds	$ 39,310	$ 551,556
Mutual Funds	426,469	1,413,504
Gottschalks Inc. Common Stock Fund	(10,239,814)	4,690,965
Common Collective Trust	178,287	144,964

	$(9,595,748)	$ 6,800,989

GOTTSCHALKS INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006

Note 5 — NONPARTICIPANT-DIRECTED INVESTMENTS

Nonparticipant-directed investments include investments in the Gottschalks Inc. Common Stock Fund, which includes Company common stock and the Schwab Retirement Money Fund. Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed matching accounts is as follows for the years ended December 31:

	2007	2006

Net assets:	$ 3,200,133	$ 14,369,355

Changes in net assets:
Contributions	$ -	$ -
Transfers to participant-directed investments	(1,903,522)	(163,277)
Net (depreciation) appreciation	(8,165,112)	3,860,262
Benefits paid to participants	(1,100,588)	(1,520,733)

	$(11,169,222)	$ 2,176,252

Note 6 — PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA. In the event the Plan is terminated in the future, participants would become fully vested in their accounts.

Note 7 — TAX STATUS

The Company received a favorable IRS determination letter dated August 20, 2003, stating that the Plan was designed in accordance with provisions of the Internal Revenue Code (IRC). The Plan has subsequently been amended, however, the Company believes that the Plan is operated in accordance with, and continues to qualify under, the applicable requirements of the IRC and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

GOTTSCHALKS INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006

Note 8 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The differences between the information reported in the financial statements and the information reported in the Form 5500 arise primarily from presenting the financial statements on the accrual basis of accounting. The following reconciles the differences in net assets:

2007
Net assets available for benefits per the financial statements	$45,833,038

Add: Current year administrative fees payable	52,228
Less: Current year employer's contribution receivable	(302,225)
Less: Adjustment from contract value to fair value for
fully benefit-responsive investment contracts	(33,950)

Cash in-transit:
Loans	(26,533)
Contributions	(131,801)
Distributions	(49,233)

Net assets available for benefits per the Form 5500	$45,341,524

The difference between the information reported in the 2006 financial statements and the information reported in the 2006 Form 5500 arise primarily from presenting the financial statements on the accrual basis of accounting.

SUPPLEMENTAL SCHEDULES

GOTTSCHALKS INC. RETIREMENT SAVINGS PLAN	EIN: 77-0159791 PLAN #001
SCHEDULE H, PART IV LINE 4I — SCHEDULE OF ASSETS (HELD AT END OF YEAR) December 31, 2007

			Identity of issue, borrower, lessor or similar party		Description of investment including maturity date, rate of interest, collateral, par or maturity value		Cost	Current Value

			Cash					$ 227,518
*		***	Schwab Retirement Money Fund	24,648	Mutual Fund		$ 24,648	24,648
	**		Gottschalks Inc.	268,981	Common Stock		a	903,777
	**	***	Gottschalks Inc.	945,085	Common Stock		4,751,134	3,175,485
			American Beacon Small Cap Value Instl Fund	31,713	Mutual Fund		a	558,472
			Capital World Growth & Income Fund	91,183	Mutual Fund		a	4,067,695
			Columbia Marsico Growth Fund	119,386	Mutual Fund		a	2,781,693
			Davis New York Venture Fund Class A	73,914	Mutual Fund		a	2,957,311
			Dodge & Cox Stock Fund	20,380	Mutual Fund		a	2,817,754
			Dreyfus Midcap Index Fund	42,417	Mutual Fund		a	1,202,532
			JPMorgan Core Bond Fund	444,786	Mutual Fund		a	4,803,694
			Laudus U.S. Small Cap Institutional Fund	59,131	Mutual Fund		a	593,674
			Loomis Sayles Bond Fund	106,833	Mutual Fund		a	1,557,625
			Managers Special Equity Fund	15,455	Mutual Fund		a	993,147
			Masters Select International Fund	122,857	Mutual Fund		a	2,294,969
			Oppenheimer Common Strategy Fund	109,980	Mutual Fund		a	830,348
			PIMCO Foreign Bond Fund	125,064	Mutual Fund		a	1,278,156
			PIMCO High-Yield Fund	67,247	Mutual Fund		a	641,535
*			Schwab S&P 500 Index Fund	290,582	Mutual Fund		a	6,572,957
			Tweedy, Browne Global Value Fund	43,777	Mutual Fund		a	1,309,356
			Wilshire Target Large Co. Growth Investment Fund	1,338	Mutual Fund		a	47,295
			Gartmore Morley Stable Value		Common Collective Trust		a	4,314,167
	**		Participant loans		Interest rates ranging from 5.00% to 9.92%		a	1,595,283

						Total		$ 45,549,091

	*		Fund is managed by Charles Schwab, the trustee of the Plan and therefore, a party-in-interest as defined by ERISA
	**		Party-in-interest as defined by ERISA
	***		Nonparticipant-directed
	a		The cost of participant-directed investments is not required to be disclosed

GOTTSCHALKS INC. RETIREMENT SAVINGS PLAN	EIN: 77-0159791 PLAN #001
SCHEDULE H, PART IV, LINE 4j — SCHEDULE OF REPORTABLE TRANSACTIONS YEAR ENDED DECEMBER 31, 2007
Identity of party involved	Description of assets (include rate of interest and maturity in case of a loan)	Purchase price	Selling price	Lease rental	Expense incurred with transaction	Cost of asset	Current value of asset on transaction date	Net gain or (loss)

Gottschalks Inc. Common Stock	Stock	$ 1,034,412				$ 1,034,412	$ 1,034,412

Gottschalks Inc. Common Stock	Stock		$ 3,877,903			$ 4,479,358		$ (601,455)